Exhibit 10.1

333 South Wabash, 40th Floor, Chicago, IL 60604	Thomas Pontarelli Executive Vice President & Chief Administration Officer Telephone 312-822-5291 Facsimile 312-817-4030 e-Mail thomas.pontarelli@cna.com
March 23, 2011

Mr. Jonathan D. Kantor

Dear Jon:

Except as expressly set forth in this letter agreement, you and Continental Casualty Company (“CNA”) hereby agree to terminate your employment agreement, dated April 1, 2008, as amended March 11, 2010 (“Agreement”), when its term expires on June 30, 2011. Capitalized terms used herein and not otherwise defined are as defined in the Agreement.

Under this new arrangement, effective July 1, 2011, the relationship would be transformed into an “at will” employment relationship and your compensation structure would be the same or substantially similar to that currently in effect under the Agreement. You would, of course, be eligible to participate in any changes CNA makes in its senior executive compensation programs.

In furtherance of a mutually beneficial transition, CNA would waive your obligation to comply with the non-competition covenant in Section 9 of the Agreement such that it would automatically expire on July 1, 2011. In addition, CNA would consent to shortening the survival periods by twelve (12) months for all of the remaining covenants with specified survival periods (except for the claims assistance covenant in Section 12, which would survive in accordance with its original terms). As a result, the non-solicitation covenant in Section 10 and the non-interference covenant in Section 11 would expire twelve (12) months following the date of your actual termination of employment. Covenants with indefinite survival periods (i.e., the confidentiality covenant under Section 7 and the return of materials covenant in Section 13), however, would continue to remain in effect in accordance with their original terms.

As further consideration, CNA would extend certain of its obligations under Section 6.5. Specifically, if your employment is terminated at any time between July 1, 2011 and June 30, 2014 by CNA Without Cause or by you for Good Reason (“Involuntary Termination”), CNA would still be obligated to remit the $3,600,000 in severance pay described in Section 6.3, provided that such amount would decrease on a straight-line prorated basis (i.e., $100,000 monthly) during the 36-month period (“Modified Severance”), but in no event would it be less than the amount which is equal to two times your annual base salary in effect at the time of such Involuntary Termination (“Minimum Severance”). Further, if any Involuntary Termination occurs after July 1, 2014, your eligibility for severance pay, if any, would be governed solely by the terms of the CNA Severance Pay Plan then in effect and you would no longer be entitled to either the Modified Severance or the Minimum Severance.

The prorated reduction of the severance amount would be applied to each separate installment of severance that becomes payable and, if you elect to continue your health benefit coverage, a pro-rated reduction would apply to the difference between the premium payments required of active employees and the applicable COBRA premium. The pro-rated reduction would not apply, however, to any unpaid base salary, prorated to the date of your actual termination of employment or to any unpaid cash entitlements, if any, earned and accrued pursuant to any applicable CNA plan or program prior to the date of your actual termination of employment (which unpaid cash entitlements do not include any unpaid Bonus or any unpaid long-term incentive cash award or other award under the Plan for the year in which the termination occurs).

In addition, pursuant to the Agreement, CNA agreed to your request that, notwithstanding the March 2010 approval and implementation of the Amended LTI Plan beginning with the 2010-2012 performance cycle, your participation in the Plan would continue based on the terms of the former net operating income-based LTI cash plan with a 30% of base salary target during the three-year performance period and a minimum annual stock appreciation rights paid in stock (SARs) of 30,000 shares of common stock in CNA Financial Corporation, as set forth in Section 3(c) and 3(d) of the Agreement. Further, in January 2011, you elected, in accordance with the Agreement, to continue to participate on the same basis for the 2011 performance year; accordingly, the Compensation Committee granted to you a 2011-2013 net operating income-based LTI cash plan award and 30,000 SARs. Beginning on January 1, 2012, your eligibility for long-term incentive compensation awards will be based on the Amended LTI Plan. Your long-term incentive award opportunity under the Amended LTI Plan commencing with the 2012-2014 performance cycle will be set at a target of 100% of your base salary with 50% payable in cash and 50% payable in equity.

For purposes of clarification, you acknowledge and agree that any provisions under the Agreement involving Section 409A of the Internal Revenue Code shall remain in effect, to the extent applicable, and the release described in Section 6.7 of the Agreement continues to remain a condition precedent to CNA's obligation to remit any payments or other benefits pursuant to Section 6 of the Agreement, with the dates described in Section 6.7 triggered based on the date of your actual termination of employment.

Given that CNA is making an offer to continue your employment beyond June 30, 2011 under a compensation structure substantially similar to that provided for in the Agreement, Section 6.5 of the Agreement is not triggered and your employment should not be treated as having been terminated in accordance with Section 6.3 of the Agreement. In exchange for the consideration described above, you, on your own behalf and on behalf of your heirs, representatives, successors and assigns, unconditionally agree that the provision of this offer of continued employment fully and completely satisfies the obligations of CNA under Section 6.5 of the Agreement and hereby forever waive and release CNA, as well as its parent, subsidiaries, and affiliates, along with the respective shareholders, officers, directors, employees, attorneys, agents and representatives of each of the foregoing entities, from and against any and all liabilities, obligations, claims, defenses, demands, actions, causes of action, promises, suits, losses, damages, expenses and costs of every kind and nature, whether known or unknown, suspected or unsuspected, fixed or contingent, in tort or contract, at law or in equity, or past, present or future arising out of or connected with any claim involving CNA's obligations under Section 6.5.

If the terms and conditions set forth in this letter are acceptable, please sign and return this letter to me at your earliest opportunity.

Sincerely,

/s/ Thomas Pontarelli
Thomas Pontarelli

Accepted and agreed effective as of the date first above written:

/s/ Jonathan D. Kantor
Jonathan D. Kantor